Exhibit 99.1

Shopify Launches Offering of Class A Subordinate Voting Shares

Ottawa, Canada – December 13, 2018 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that it has filed a preliminary prospectus supplement (the “Preliminary Supplement”) to its short form base shelf prospectus dated August 3, 2018 (the “Base Shelf Prospectus”). The Preliminary Supplement was filed in connection with a public offering of Shopify’s Class A subordinate voting shares (the “Offering”). The Preliminary Supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada except Quebec. The Preliminary Supplement has also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System.

A total of 2,600,000 Class A subordinate voting shares will be offered by Shopify for sale under the Offering, which will be conducted through a syndicate of underwriters comprised of Morgan Stanley and Credit Suisse who are acting as joint bookrunners in the Offering.

Shopify expects to use the net proceeds from the Offering to strengthen its balance sheet, providing flexibility to fund its growth strategies. Pending their use, Shopify intends to invest the net proceeds from the Offering in short-term, investment-grade, interest-bearing instruments or hold them as cash.

Closing of the Offering will be subject to a number of closing conditions, including the listing of the Class A subordinate voting shares on the NYSE and TSX, and any required approvals of each exchange.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Offering. A copy of the Preliminary Supplement can be found on SEDAR at www.sedar.com and www.sec.gov, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov. Copies of these documents may also be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010. Prospective investors should read the Preliminary Supplement, the Base Shelf Prospectus and the Registration Statement before making an investment decision.

About Shopify

Shopify is the leading omni-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 600,000 businesses in approximately 175 countries and is trusted by brands such as Nestle, Kylie Cosmetics, Allbirds, MVMT, and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“) including statements regarding the proposed Offering and the terms of the Offering. Words such as “will”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Offering discussed above will be completed on the terms described above. Completion of the proposed Offering is subject to numerous factors, many of which are beyond Shopify’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time in Shopify’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:

INVESTORS: Katie Keita Director, Investor Relations 613-241-2828 IR@shopify.com

MEDIA: Darrell Etherington, Public Relations Manager 416-238-6705 (ext. 302) press@shopify.com

SOURCE: Shopify